UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On September 10, 2021, the Board of Directors of Nexters Inc. (NASDAQ: GDEV) (the “Company”), in accordance with Regulation 8.14 of the Amended and Restated Memorandum and Articles of Association of the Company (the “Articles”), appointed Mr. Ivan Tavrin as Chairman of the Board of Directors.

Furthermore, on September 10, 2021, the Board of Directors ratified the appointments pursuant to Regulation 13.1 and 13.2 of the Articles of the following individuals in the capacities named:

•	Andrey Fadeev, as Chief Executive Officer of the Company;

•	Alexander Karavaev, as Chief Financial Officer of the Company;

•	Anton Reinhold, as Chief Operating Officer of the Company;

•	Roman Safiyulin, as Corporate Development Officer of the Company;

•	Andrey Akimov, as Chief Communication Officer of the Company; and

•	Andrey Kuznetsov, as Chief Investment Officer of the Company.

Cautionary statement regarding forward-looking statements

Certain statements in this report may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this report are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 relating to the business combination, filed by the Company and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2021

Nexters Inc.

By:	/s/ Andrey Fadeev
	Name:	Andrey Fadeev
	Title:	Chief Executive Officer and Director